                                            March 6, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                   Certificate Under Rule 24 of the
               Public Utility Holding Company Act of 1935
                   The Columbia Gas System, Inc. ("CG")
                   TriStar Ventures Corporation ("TVC")

                           File No. 70-8605

Gentlemen:

     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated May 23, 1995, (the "Order") authorizing transactions as more fully described in the Application-Declaration ( the "Application"), the undersigned hereby certifies that during the period from July 1, 1996 through December 31, 1996:

     (1.) (a.) There were no amounts invested by TVC in NGV related companies.
          (b.) There was no third party financing used to finance NGV activities.
          (c.) There was no financing obtained from Columbia by TVC, or from TVC by TNGV.

     (2.) TNGV did not engage in any activities.

     (3.) TNGV has not become an active subsidiary, therefore there is no balance sheet or statement of income.

                                Very truly yours,

                                THE COLUMBIA GAS SYSTEM, INC.

                                By: //s//J. W. Trost
                                   ----------------------------
                                      J. W. Trost
                                      Vice President

                                TRISTAR VENTURES CORPORATION

                                By: //s//D. P. Detar
                                   ----------------------------
                                    D. P. Detar
                                    Treasurer